Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 19, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. White:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Financials Covered Call & Growth ETF, the Global X Health Care Covered Call & Growth ETF and the Global X Information Technology Covered Call & Growth ETF (the "Funds"), included in Post-Effective Amendment No. 679 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on August 25, 2022 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. Unless otherwise indicated, the comments below apply to all of the Funds.

FEES AND EXPENSES

1. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to each Fund’s Registration Statement.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

Response: The Registrant has completed each Fund’s fee table and expense example, which is included below.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.60%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$61	$192

PRINCIPAL INVESTMENT STRATEGIES

2. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what is meant by “ . . .or such other fund that seeks to track the performance of the Reference Index, as determined by the Index Provider”. Please specify the Reference Fund and explain how, under what circumstances, and when the Reference Fund may be changed. If the Fund were to change the Reference Fund, please explain how Fund shareholders would be notified of the change and how much notice would be provided.

Response: The Reference Fund is specified in each Fund’s registration statement as a fund which currently tracks the respective Reference Index. For example, for the Global X Financials Covered Call & Growth ETF the Reference Fund is currently the Financial Select Sector SPDR® Fund. However, if the specified Reference Fund were to change its investment objective by changing the index which it tracks, the Index Provider could decide to change the Reference Fund to one that continues to track the Reference Index. In such an event, the Fund would seek to continue tracking the Underlying Index by utilizing call options on the new Reference Fund determined by the Index Provider. If this were to occur, the Registrant would expect to notify shareholders by updating the Registration Statement to reflect the new Reference Fund. While this would not represent a change in the investment objective, the Registrant would seek to notify shareholders of the change as soon as practicable following public announcement by the Index Provider.

3. Comment: With respect to the second paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the use of defined terms makes it difficult for readers to understand what the respective Fund’s exposure is and how it will be achieved. Please consider revising such disclosures in plain English.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

Response: The Registrant has replaced the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in each Fund's Prospectus, as applicable, with the paragraph set forth below:

Global X Financials Covered Call & Growth ETF

The Underlying Index measures the performance of a partially covered call strategy that holds a theoretical portfolio of the underlying securities of the Financial Select Sector Index (the “Reference Index”). The Underlying Index "writes" (or sells) a succession of one-month at-the-money covered call options on the Financial Select Sector SPDR® Fund (“Reference Fund”), or such other fund that seeks to track the performance of the Reference Index, as determined by the Index Provider. The call options correspond to approximately 50% of the value of the securities in the Reference Index, therefore representing a partially covered call strategy. The call options written (sold) by the Fund will be FLexible EXchange (“FLEX”) options. The Fund invests in the securities reflected in the Underlying Index and cannot invest directly in the Underlying Index itself. The implications of the written (sold) FLEX call options are described in more detail here:

Global X Health Care Covered Call & Growth ETF

The Underlying Index measures the performance of a partially covered call strategy that holds a theoretical portfolio of the underlying securities of the Health Care Select Sector Index (the “Reference Index”). The Underlying Index "writes" (or sells) a succession of one-month at-the-money covered call options on the Health Care Select Sector SPDR® Fund (“Reference Fund”), or such other fund that seeks to track the performance of the Reference Index, as determined by the Index Provider. The call options correspond to approximately 50% of the value of the securities in the Reference Index, therefore representing a partially covered call strategy. The call options written (sold) by the Fund will be FLexible EXchange (“FLEX”) options. The Fund invests in the securities reflected in the Underlying Index and cannot invest directly in the Underlying Index itself. The implications of the written (sold) FLEX call options are described in more detail here:

Global X Information Technology Covered Call & Growth ETF

The Underlying Index measures the performance of a partially covered call strategy that holds a theoretical portfolio of the underlying securities of the Information Technology Select Sector Index (the “Reference Index”). The Underlying Index "writes" (or sells) a succession of one-month at-the-money covered call options on the Information Technology Select Sector SPDR® Fund (“Reference Fund”), or such other fund that seeks to track the performance of the Reference Index, as determined by the Index Provider. The call options correspond to approximately 50% of the value of the securities in the Reference Index, therefore representing a partially covered call strategy. The call options written (sold) by the Fund will be FLexible EXchange (“FLEX”) options. The Fund invests in the securities reflected in the Underlying Index and cannot invest directly in the Underlying Index itself. The implications of the written (sold) FLEX call options are described in more detail here:

4. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please define the acronym “VWAP" and provide an explanation of what a roll date is in the disclosure.

Response: The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” for each Fund as follows:

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

On a monthly basis, the Underlying Index’s hypothetical portfolio will write (sell) a succession of one-month FLEX call options on the Reference Fund corresponding to approximately 50% of the value of the securities in the Reference Index and will cover such options by holding the component securities of the Reference Index. The exercise price of each FLEX call option written is the listed option reference price closest to the ~~VWAP~~ Volume Weighted Average Price (“VWAP”) of the Reference Fund from ~~9:59a.m.~~12:59p.m. ET to ~~10:00a.m.~~1:00p.m. ET on the roll date. The roll date is a specified day of each month when the open call options position of the Underlying Index expires, and a new call option position is opened that will expire as of the next roll date. The roll date for the Underlying Index is the standard monthly listed option expiry date, which is typically the third Friday of each month. Each option position will (i) be held until the expiration date; (ii) expire on its date of maturity; (iii) only be subject to exercise on its expiration date; and (iv) be settled in cash.

5. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please briefly describe how GICS classifies companies as being within the financials, health care and information technology sector, as applicable to each Fund. Please also disclose types of businesses that are part of the financials, health care and information technology sector, as applicable to each Fund, and the general number of companies that comprise the respective sector index.

Response: The Registrant has replaced the fourth paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” as follows for each Fund:

Global X Financials Covered Call & Growth ETF

The Reference Index is a modified market capitalization weighted index containing the securities of the S&P 500 Index that are classified within the financials sector under the Global Industry Classification System ("GICS"), including securities of companies from the following industries: diversified financial services; insurance; banks; capital markets; mortgage real estate investment trusts (“REITs”); consumer finance; and thrifts and mortgage finance. The Reference Index is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the Index is a constituent of the S&P 500 Index; and (2) the Reference Index is calculated by S&P Dow Jones Indices LLC (“S&P DJI”) based on a proprietary “modified market capitalization” methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or “IRC”). As of August 31, 2022, the Reference Index was comprised of 66 holdings.

Global X Health Care Covered Call & Growth ETF

The Reference Index is a modified market capitalization weighted index containing the securities of the S&P 500 Index that are classified within the health care sector under the Global Industry Classification System ("GICS"), including securities of companies from the following industries: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services; and health care technology. The Reference Index is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the Index is a constituent of the S&P 500 Index; and (2) the Reference Index is calculated by S&P Dow Jones Indices LLC (“S&P DJI”) based on a proprietary “modified market capitalization” methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

(the “Internal Revenue Code” or “IRC”). As of August 31, 2022, the Reference Index was comprised of 64 holdings.

Global X Information Technology Covered Call & Growth ETF

The Reference Index is a modified market capitalization weighted index containing the securities of the S&P 500 Index that are classified within the information technology sector under the Global Industry Classification System ("GICS"), including securities of companies from the following industries: technology hardware, storage, and peripherals; software; communications equipment; semiconductors and semiconductor equipment; IT services; and electronic equipment, instruments and components. The Reference Index is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the Reference Index is a constituent of the S&P 500 Index; and (2) the Reference Index is calculated by S&P Dow Jones Indices LLC (“S&P DJI”) based on a proprietary “modified market capitalization” methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or “IRC”). As of August 31, 2022, the Reference Index was comprised of 76 holdings.

SUMMARY OF PRINCIPAL RISKS

6. Comment: With respect to the risk factor titled “Asset Class Risk - Derivatives Risk” in the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” please disclose whether the Fund will use derivatives instruments other than call options. If not, please consider revising such risk factor.

Response: The Registrant confirms that each Fund does not currently intend to invest in derivative instruments other than call options. The Registrant has replaced the current version of “Asset Class Risk - Derivatives Risk” in the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” with the following disclosure:

Derivatives Risk: The Fund will invest in options, a type of derivative instrument. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund. In addition, the prices of the derivative instruments and the prices of underlying securities, interest rates or currencies they are designed to reflect may not move together as expected. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the relevant reference index. Derivatives are usually traded on margin, which may subject the Fund to margin calls. Margin calls may force the Fund to liquidate assets. On October 28, 2020, the SEC adopted Rule 18f-4 ("Rule 18f-4") under the 1940 Act, which governs the use of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements.

7. Comment: With respect to the risk factor titled “Covered Call Option Writing Risk – Correlation Risk” in the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” please rewrite such risk factor in plain English. In addition, please consider adding some context by discussing how each Fund’s principal investment strategy relates to the risk factor.

Response: The Registrant has replaced the risk factor titled “Covered Call Option Writing Risk – Correlation Risk” in the section of each Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS" with the disclosure noted below:

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

Correlation Risk: In seeking to track the performance of the Underlying Index, the Fund anticipates holding component securities of the Reference Index and writing call options on the Reference Fund. While it is anticipated that the performance of the Reference Fund, and of the call options written on the Reference Fund, will generally correspond to the performance of the component securities of the Reference Index, there can be no guarantee that such performance will be highly correlated. It is possible that the value of the component securities of the Reference Index may diverge from the value of the Reference Fund on which the call options are written. if such performance diverges, this may cause the performance of the call options to offset more or less than 50% of the gains of the component securities during a roll period. If this occurs, the total return of the Fund will deviate from the total return expectations of a 50% covered call strategy.

8. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and the inclusion of “Turnover Risk”, please clarify why each Fund is subject to turnover risk.

Response: The Registrant has included "Turnover Risk" for each Fund to reflect the monthly frequency of each Underlying Index's options roll process.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

9. Comment: With respect to the risk factor titled “Asset Class Risk - Derivatives Risk” in the section of each Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, the risk factor discusses options, futures and swaps. Please clarify whether the Funds will invest in futures and swaps. If not, please consider revising such risk factor.

Response: The Registrant confirms that each Fund does not currently intend to invest in derivative instruments other than call options. The Registrant has replaced the current version of "Asset Class Risk - Derivatives Risk" in the section of each Fund's Prospectus titled "A FURTHER DISCUSSION OF PRINCIPAL RISKS" with the following disclosure:

Derivatives Risk

Derivatives Risk applies to each Fund.

The Fund will invest in options, which are a type of derivative instrument. There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and, for some options, no such secondary market may exist. The possible absence of a liquid secondary market for options and/or possible exchange-imposed price fluctuation limits, may make it difficult or impossible to close out a position when desired. Options are subject to the risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position. The value of an option position will reflect, among other things, the current market value of the underlying instrument, the time remaining until expiration, the relationship of the strike price to the market price of the underlying instrument, the historical price volatility of the underlying instrument and general market conditions. Options can be more sensitive to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund.

A FURTHER DISCUSSION OF OTHER RISKS

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

10. Comment: With respect to the inclusion of the risk factor titled “Tax Treaty Reclaims Uncertainty”, in the section of the Funds’ Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS” in light of each Fund’s principal investment strategy, please confirm that this disclosure is applicable.

Response: The Registrant has removed the risk factor titled "Tax Treaty Reclaims Uncertainty" from the section of the Funds' Prospectus titled "A FURTHER DISCUSSION OF OTHER RISKS".

TAXES

11. Comment: With respect to the section of the Funds' Prospectus titled "TAXES" and inclusion of the subsections titled “Foreign Currencies” and “Foreign Taxes”, consistent with Comment #10 above, please confirm that this disclosure is applicable in light of each Fund’s principal investment strategies.

Response: The Registrant has removed the subsections titled "Foreign Currencies" and "Foreign Taxes" from the section of the Funds' Prospectus titled "TAXES".

PART C

12. Comment: Please confirm that any license to use the Underlying Index for each Fund will be filed as an exhibit to the Funds’ Registration Statement.

Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits each Fund’s usage of the Underlying Index.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.